SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002
                                          -------------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
                                        ------------------


Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

AMVESCAP PLC
578338
IMMEDIATE RELEASE  16 OCTOBER 2002

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

1.       Name of company:                    AMVESCAP PLC

2.       Name of scheme:                     AMVESCAP PLC SHARESAVE

3.       Period of return:                   FROM: 11 APRIL TO 10 OCTOBER 2002

4.       Number and class of                 914,373 ORDINARY SHARES OF 25P EACH
         shares (amount of stock/debt
         security)not issued under scheme

5.       Number of shares issued/allotted    132,828 ORDINARY SHARES OF 25P EACH
         under scheme during period

6.       Balance under scheme not yet        781,545 ORDINARY SHARES OF 25P EACH
         issued/allotted at end of period

7.       Number and class of share(s)        2,527,243 ORDINARY SHARES OF 25P
         (amount of stock/debt securities)   EACH LISTED ON 11 OCTOBER 2000.
         originally listed and the date of
         admission

Please confirm total number of shares in     790,372,831 ORDINARY SHARES OF
issue at the end of the period in order for  25P EACH
us to update our records



Contact for queries:                         ANGELA TULLY
                                             TELEPHONE: 020 7454 3652

Person making return                         ANGELA TULLY - ASSISTANT COMPANY
                                             SECRETARY


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 16 October, 2002                 By  /s/  ANGELA TULLY
     ----------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary